82-3116

GREAT QUEST
METALS LTD.

04030815

May 25, 2004

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

SUPPL

RECEIVED
2004 JUN 15 P 3:39
OFFICE OF INTERNATIONAL CORPORATE FINANCE

To Whom It May Concern:

RE: Great Quest Metals Ltd. (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on May 25, 2004. This release was sent to the TSX Venture Exchange, BC Securities Commission and Canada Stockwatch.

Yours truly,

GREAT QUEST METALS LTD.

PROCESSED
JUN 18 2004
THOMSON FINANCIAL

Karen Nestoruk
Administration

/kn
enclosure

6/18

Suite 515, 475 Howe Street, Vancouver, BC V6C 2B3 Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

GREAT QUEST METALS LTD.

Suite 515, 475 Howe Street
Vancouver, British Columbia, Canada V6C 2B3
Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

May 25, 2004
12g3-2(b) Exemption #82-3116
Standard & Poor's Listed
Trading Symbol: GQ

Great Quest Finds More Anomalous Gold Over Two Large Diorite Dikes in Kabaya 1 Zone

VANCOUVER, BC – Willis W. Osborne, President of Great Quest Metals Ltd. (the "Company") (TSX Venture Exchange: GQ), is very pleased to announce the results of geological mapping, soil sampling and pitting over a 400 x 1200 metre area along the Kabaya 1 zone, which is highly anomalous in gold and is located in the Kenieba concession, Mali, West Africa.

Mapping has partly defined two 50 to 75+ metre wide diorite dikes separated by a 25 to 65 m wide zone of greenschist. The dikes strike 45°, although in the northeastern part of the area mapped, the northwestern dike appears to swing to the north and thicken. The presence of two diorite dikes could be very significant, for gold mineralization on both the nearby Tabakoto and Segala deposits is at least partly associated with diorite dikes.

A total of 117 soil samples was taken at 50 m intervals along lines 100 m apart. The soil overlaying the two diorite dikes is generally anomalous in gold whereas that over the greenschist is not. The anomalous zone, consisting of 20 parts per billion gold and above, can be traced for 1100 metres along the southeastern dike with a high reading of 6.43 g/t gold and a previous sample of 3.80 g/t gold. The soil over the northwestern dike is also anomalous although not as continuously as over the southeastern dike. The two highest values are 9.67 and 96.73 g/t gold. The 96.73 number is an average of two determinations, and it indicates that some high grade veins likely occur within the diorite. The sample assaying 9.67 g/t gold is 20 metres from a previous sample from a quartz vein in a pit that assayed 19.47 g/t gold. A previous soil sample of 9.09 g/t gold also falls within the area of the northwestern dike.

A total of 41, 2 m – deep pits were dug along several lines to determine the geology. Most of the pits were dug along the northern and southern parts of the northwestern dike and along the zone of greenschist. One half of the pits in the dike showed anomalous gold with the best pit to the south averaging 1.61 g/t gold. The results from this program are considered very positive, and work will continue here in June. In the meantime the Djambaye area of orpaillage east of the Kabaya 1 zone is currently being mapped and sampled.

ON BEHALF OF THE BOARD OF DIRECTORS

"Willis W. Osborne"

Willis W. Osborne
President